UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                           Petro Resources Corporation
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    71646K106
                                    ---------
                                 (CUSIP Number)


                                December 31, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                          --------------------
CUSIP No. 71646K106                          13G            Page 2 of 8 Pages
----------------------------------                          --------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Capital Management, LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5   SOLE VOTING POWER

                             0
                       ----- ---------------------------------------------------
                         6   SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED           1,973,800
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,973,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,973,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA, PN
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No. 71646K106                          13G            Page 3 of 8 Pages
----------------------------------                          --------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Global Resources Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5   SOLE VOTING POWER

                             0
                       ----- ---------------------------------------------------
                         6   SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED           1,480,352
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,480,352
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,480,352
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

----------------------------------                          --------------------
CUSIP No. 71646K106                          13G            Page 4 of 8 Pages
----------------------------------                          --------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul Touradji
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) |X|
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------- ----- ----------------------------------------------------
                         5   SOLE VOTING POWER

                             0
                       ----- ---------------------------------------------------
                         6   SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED           1,973,800
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH              7   SOLE DISPOSITIVE POWER

                             0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,973,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,973,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

This Amendment No. 1 to the Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of Petro Resources Corporation, a company organized under the laws of Delaware (the "Company"), to amend the Schedule 13G filed on September 5, 2006 (the "Schedule 13G"). This Amendment No. 1 is being filed in connection with the annual requirement to report changes in beneficial ownership not otherwise reported. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

 Item 4            Ownership:
                   ---------

Item 4 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

                   A.  Touradji Capital Management, LP
                       -------------------------------

                   (a) Amount beneficially owned: 1,973,800 shares of Common Stock as of December 31, 2006, consisting of (i) 1,573,800 shares of Common Stock and (ii) warrants held by Touradji Global Resources Master Fund, Ltd. ("Global Resources") and another investment fund (together with Global Resources, the "Funds") to purchase 400,000 shares of Common Stock (the "Warrants").

                   (b) Percent of Class: 9.8%. The percentage used herein is calculated based on a total of 20,077,317 outstanding shares of Common Stock, consisting of the sum of: (i) 19,677,317 outstanding shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer's Report on Form 10-QSB for the quarterly period ended September 30, 2006, and (ii) the Warrants to purchase 400,000 shares of Common Stock.

                   (c)  (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,973,800
                        (iii) Sole power to dispose of or direct the
                              disposition: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of:  1,973,800

                   B. Touradji Global Resources Master Fund, Ltd.
                      -------------------------------------------

                   (a) Amount beneficially owned: 1,480,352 shares of Common Stock as of December 31, 2006.

                   (b) Percent of Class: 7.4%. The percentage used herein is calculated based on a total of 19,977,317 outstanding shares of Common Stock, consisting of the sum of: (i) 19,677,317 outstanding shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer's Report on Form 10-QSB for the quarterly period ended September 30, 2006, and (ii) warrants held by Global resources to purchase 300,000 shares of Common Stock.

                   (c)  (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,480,352
                        (iii) Sole power to dispose of or direct the
                              disposition: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of:  1,480,352

                   C.  Paul Touradji
                       -------------

                   (a) Amount beneficially owned: 1,973,800 shares of Common Stock as of December 31, 2006, consisting of (i) 1,573,800 shares of Common Stock and (ii) the Warrants to purchase 400,000 shares of Common Stock.

                   (b) Percent of Class: 9.8%. The percentage used herein is calculated based on a total of 20,077,317 outstanding shares of Common Stock, consisting of the sum of: (i) 19,677,317 outstanding shares of Common Stock issued and outstanding as of November 13, 2006, as reported in the Issuer's Report on Form 10-QSB for the quarterly period ended September 30, 2006, and (ii) the Warrants to purchase 400,000 shares of Common Stock.

                   (c)  (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 1,973,800
                        (iii) Sole power to dispose of or direct the
                              disposition: -0-
                        (iv)  Shared power to dispose of or direct the
                              disposition of:  1,973,800


Item 5             Ownership of Five Percent or Less of a Class:
                   --------------------------------------------

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 10            Certification:
                   -------------

                   Each of the Reporting Persons hereby makes the following certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007


                             TOURADJI CAPITAL MANAGEMENT, LP
                             By: Touradji Capital GP, LLC, its general partner

                             By: Paul Touradji, Managing Member


                             By:  /s/ Thomas S. Dwan
                                  ----------------------------------------------
                                  Name: Thomas S. Dwan
                                  Title: Attorney-in-fact



                             TOURADJI GLOBAL RESOURCES MASTER FUND, LTD.

                             By: Paul Touradji, Director


                             By:  /s/ Thomas S. Dwan
                                  ----------------------------------------------
                                  Name: Thomas S. Dwan
                                  Title: Attorney-in-fact




                           PAUL TOURADJI


                           By:  /s/ Thomas S. Dwan
                                  ----------------------------------------------
                                  Name: Thomas S. Dwan
                                  Title: Attorney-in-fact






               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                                 WITH RESPECT TO
                          PETRO RESOURCES CORPORATION]